UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Peerless Systems Corporation

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

705536100

(CUSIP Number)

February 11, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 705536100
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Karim Maher Abadir
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Arab Republic of Egypt
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
0
	6.	SHARED VOTING POWER
145,000 ordinary shares
	7.	SOLE DISPOSITIVE POWER
0
	8.	SHARED DISPOSITIVE POWER
145,000 ordinary shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
145,000 ordinary shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.1%
12.	TYPE OF REPORTING PERSON		IN

* See explanatory note included in Item 4.

CUSIP No. 705536100
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Daxi Tech Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Commonwealth of the Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
0
	6.	SHARED VOTING POWER
145,000 ordinary shares
	7.	SOLE DISPOSITIVE POWER
0
	8.	SHARED DISPOSITIVE POWER
145,000 ordinary shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
145,000 ordinary shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.1%
12.	TYPE OF REPORTING PERSON		CO

* See explanatory note included in Item 4.

CUSIP No. 705536100
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Credit Suisse Trust Limited in its capacity as trustee of The Daxi Tech Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Bailiwick of Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
0
	6.	SHARED VOTING POWER
145,000 ordinary shares
	7.	SOLE DISPOSITIVE POWER
0
	8.	SHARED DISPOSITIVE POWER
145,000 ordinary shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
145,000 ordinary shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.1%
12.	TYPE OF REPORTING PERSON		CO

* See explanatory note included in Item 4.

ITEM 1(a).	NAME OF ISSUER:

Peerless Systems Corporation (the "Issuer")

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

1055 Washington Blvd., 8th floor, Stamford, CT 06901

ITEM 2(a).	NAME OF PERSON FILING:

Karim Maher Abadir

Daxi Tech Limited (the "Record Holder")

Credit Suisse Trust Limited (the "Trustee") in its capacity as trustee of The Daxi Tech Trust (the "Trust")

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of the principal business office of Karim Maher Abadir is Business School, Tanaka Building, Imperial College London, South Kensington Campus, London, United Kingdom SW7 2AZ. The address of the principal business office of the Record Holder is Helvetia Court, South Esplanade, St Peter Port, Guernsey, GY1 6LU. The address of the Trust and the Trustee is Helvetia Court, South Esplanade, St Peter Port, Guernsey, GY1 6LU.

ITEM 2(c)	CITIZENSHIP:

Karim Maher Abadir is a citizen of Egypt and resident in the United Kingdom. The place of organization of the Record Holder is the Commonwealth of the Bahamas. The place of organization of the Trustee is Guernsey.  The Trust is established under the laws of Guernsey.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common stock

ITEM 2(e).	CUSIP NUMBER:

705536100

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

Reporting Person	(a) Amount beneficially owned:	(b) Percent of class*:	(c)(i) Sole power to vote or direct the vote:	(c)(ii) Shared power to vote or to direct the vote:	(c)(iii) Sole power to dispose or to direct the disposition of:	(c)(iv) Shared power to dispose or to direct the disposition of:
Karim Maher Abadir	145,000	5.1%	0	145,000	0	145,000
Daxi Tech Limited	145,000	5.1%	0	145,000	0	145,000
Credit Suisse Trust Limited**	145,000	5.1%	0	145,000	0	145,000

* Based upon 2,860,429 ordinary shares outstanding as of September 9, 2013.

** In its capacity as trustee of the Trust.

The Record Holder beneficially owns 145,000 shares of common stock of the Issuer. The Record Holder is wholly owned by the Trust, of which the Trustee acts as the trustee. Karim Maher Abadir is the settlor of the Trust. Karim Maher Abadir, the Record Holder and the Trustee in its capacity as trustee for the Trust may be deemed to be a group for the shares of common stock as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, and each member of such group may be deemed to beneficially own the ordinary shares beneficially owned by other members constituting such group. The Trustee disclaims beneficial ownership of the ordinary shares. The filing of this Schedule 13G should not be deemed an admission that the Trustee is the beneficial owner of such ordinary shares for any purpose.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2014

Karim Maher Abadir	/s/ Karim Maher Abadir
Name: Karim Maher Abadir

Daxi Tech Limited	By: /s/ Christopher Mountford
Name: Christopher Mountford

By: /s/ James Bolton
Name: James Bolton

Credit Suisse Trust Limited	Credit Suisse Trust Limited in its capacity as trustee of the Daxi Tech Trust

By: /s/ Christopher Mountford
Name: Christopher Mountford

By: /s/ James Bolton
Name: James Bolton

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.001 per share, of Peerless Systems Corporation, a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the day of February 11, 2014.

Karim Maher Abadir	/s/ Karim Maher Abadir
Name: Karim Maher Abadir

Daxi Tech Limited	By: /s/Christopher Mountford
Name: Christopher Mountford

By: /s/ James Bolton
Name: James Bolton

Credit Suisse Trust Limited	Credit Suisse Trust Limited in its capacity as trustee of the Daxi Tech Trust

By: s/ Christopher Mountford
Name: Christopher Mountford

By: /s/ James Bolton
Name: James Bolton